August 2, 2005

VIA EDGAR AND FACSIMILE

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

RE:  CE Generation, LLC
    Form 10-K for the Year Ended December 31, 2004
    Form 10-Q for the Quarterly Period Ended March 31, 2005
    File No. 333-89521

Dear Mr. Moran:

This correspondence is being filed as our response to comments with respect to CE Generation, LLC (“CE Generation” or the “Company”) and its Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and its Form 10-Q for the quarterly period ended March 31, 2005 received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2005 (the “Comments”). The numbering below corresponds to the numbering of the Comments, which we have incorporated into this response letter in italics.

Form 10-K for the Year Ended December 31, 2004
Financial Statements, page 22
Note 2. Summary of Significant Accounting Policies, page 29

1.
Please expand your disclosure in future filings to explain your accounting for the minority interest and the respective percentage interest held by the minority interest holder. If interests in more than one subsidiary are present, disclosure should be made in the notes regarding the amounts and holders of minority interest. Show us what your revised disclosure will look like in your response.

Response: The Company respectfully acknowledges the comment and agrees to provide additional disclosure in the Summary of Significant Accounting Policies in its next annual filing similar to the following:

“The consolidated financial statements include the accounts of CE Generation, its wholly-owned subsidiaries and a majority-owned limited partnership, Saranac Power Partners L.P. (“Saranac Partnership”), in which the Company indirectly holds a 1% general partnership and 74% limited partnership ownership interest. The remaining interests are owned by three limited partners. Net income and distributions from the Saranac Partnership are allocated to the partners based on allocation percentages that vary through the life of the partnership, as specified in the partnership agreement. These allocation percentages will differ from the stated ownership percentages until certain limited partners achieve fixed rates of returns. As of December 31, 2004, the Company’s economic interest in the partnership was approximately 60%, while the minority interest holders had a combined economic interest in the partnership of approximately 40%. The equity interest of the other partners is recorded as a minority interest.”

Note 5. Project Loans, page 33

2.
We note you are restricted by the terms of financing agreements from making distributions without the consent of the lenders. Please tell us what consideration you gave to providing Schedule I - Condensed financial information of registrant and the disclosures set forth in Rule 4-08(e)(3) of Regulation S-X. If you determine that you meet the threshold for disclosure, please show us what your disclosure will look like revised.

Response: We have reviewed the disclosure requirements set forth in Rule 5-04 and Rule 4-08(e)(3) of Regulation S-X, along with the terms of the Company’s financing agreements, and have confirmed that the Company’s proportionate share of the restricted net assets of its consolidated subsidiaries does not exceed the threshold of 25% of the Company’s consolidated net assets as of the end of the most recently completed year. In computing the amount of restricted net assets of the consolidated subsidiaries, we have excluded the amounts of certain assets pledged as security under the financing documents. As such, Schedule 1 - Condensed Financial Information of Registrant and the disclosures under Rule 4-08(e)(3) are not required.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 402.231.1597.

Sincerely,

/S/ Andrea Scheidel
Vice President and Controller